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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            SOFTWARE SPECTRUM, INC.
             (Exact name of registrant as specified in its charter)


                 TEXAS                                           75-1878002

        (State of incorporation                               (I.R.S. Employer
            or organization)                                Identification No.)

           2140 MERRITT DRIVE                                    75-1878002
             GARLAND, TEXAS                                        75041

(Address of principal executive offices)                         (Zip Code)



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box: [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box: [ ]

Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                            Name of each exchange on which
   to be so registered                            each class is to be registered
           NONE                                                NONE


Securities to be registered pursuant to Section 12(g) of the Act:

                        PREFERRED SHARE PURCHASE RIGHTS
                                (Title of Class)
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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On December 13, 1996, the Board of Directors of SOFTWARE SPECTRUM, INC. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.01 par value (the "Common Stock"), of the Company. The distribution is payable on December 31, 1996 to the shareholders of record on December 16, 1996. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock (the "Preferred Stock") at a price of $ 150.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent (the "Rights Agent"). A Summary of Right to Purchase Preferred Stock will be sent to each recordholder of Common Stock as soon as practicable on or after December 16, 1996 (the "Summary of Rights").

         Until the earlier to occur of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired beneficial ownership of 20% or more of the outstanding shares of the Common Stock (the "Share Acquisition Date") or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation which would result in any person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of December 16, 1996, by such Common Stock certificate with a copy of a Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after December 16, 1996, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of December 16, 1996, even without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2006, (the "Final Expiration Date") unless the Final Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case, as described below.
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         Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend rate of $ 10.00 per share, but will be entitled to an aggregate dividend of 1,000 times the dividend declared on one share of the Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment of $1,000 per share, but will be entitled to receive an aggregate liquidation payment equal to 1,000 times the payment made on one share of Common Stock. Each share of Preferred Stock will have 1,000 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations as of the Common Stock occurring, in any such case, prior to the Distribution Date.

         In the event that the Company is acquired in a merger or other business combination transaction or that 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that





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number of shares of the Common Stock having a market value of two times the exercise price of the Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void) in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a Preferred Share per Right (subject to adjustment).

         At any time prior to 5:00 P.M. Dallas, Texas time on the earliest of
(i) the Share Acquisition Date, (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person, or (iii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price").

         Immediately upon the action of the Board of Directors of the Company electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes the Form of Rights Certificate and a description of the Preferred Stock is included as Exhibit 1 to this Registration Statement and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.





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ITEM 2.   EXHIBITS.

         99.1 Rights Agreement, dated as of December 13, 1996, by and between Software Spectrum, Inc. and KeyCorp Shareholder Services, Inc., as Rights Agent, which includes the Form of Rights Certificate and a description of the Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).





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SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  December 16, 1996

                                  SOFTWARE SPECTRUM, INC.
                                  (Registrant)


                                  By:/s/ JUDY O. SIMS
                                     -------------------------------------------
                                         Judy O. Sims, Chief Executive Officer





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                                 EXHIBIT INDEX

Exhibit Number               Description                                                Page
--------------               -----------                                                ----
   99.1          Rights Agreement, dated as of December 13, 1996, by and
                 between Software Spectrum, Inc. and KeyCorp Shareholder
                 Services, Inc., as Rights Agent, which includes the Form of
                 Rights Certificate and a description of the Preferred Stock.
                 Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).





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